UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

PART I — REGISTRANT INFORMATION

Financial Security Assurance Holdings Ltd.
Full Name of Registrant

Former Name if Applicable

31 West 52nd Street
Address of Principal Executive Office (Street and Number)

New York, NY 10019
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 7, 2005, after consultation with the Audit Committee of the Board of Directors, the Company’s management concluded that the Company will restate its previously issued financial statements for the years ended December 31, 2002, 2003 and 2004 and the quarters ended March 31 and June 30, 2005.  The Company will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (the “September Quarterly Report”) within the prescribed time period because the Company requires additional time to incorporate into its third quarter and nine month financial statements the correction of certain errors.    Although the Company is seeking to complete the process as quickly as possible, the preparation of the restated financial statements cannot be completed within the prescribed time period for filing the September Quarterly Report without unreasonable effort and expense.

The restatement of the Company’s financial statements arises from incorrect application of hedge accounting treatment to certain transactions in the Company’s financial products segment and in business conducted through a variable interest entity consolidated with the Company for GAAP accounting purposes.  Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), provides that hedging relationships meeting certain specified criteria are eligible for fair value hedge accounting.  The application of hedge accounting generally requires the Company to evaluate the effectiveness of the hedging relationships on an ongoing basis and to calculate the changes in fair value of the derivatives and related hedged items independently. This is known as the “long-haul” method of hedge accounting.  Transactions that meet more stringent criteria qualify for the “short-cut” method of hedge accounting in which an assumption can be made that the change in fair value of a hedged item exactly offsets the change in value of the related derivative.

In the course of preparing the September Quarterly Report, the Company determined that its accounting documentation for certain “short-cut” hedging relationships did not meet the requirements of SFAS 133 for a number of fair value hedges.  In addition, the Company incorrectly applied the short-cut method of hedge accounting to certain other hedge relationships.  To correct these errors, the Company will reverse the periodic changes in fair value of the hedged items that had previously been recognized in earnings.  All the subject hedges will be redesignated to qualify for long-haul hedge accounting.  The provisions of SFAS 133 do not allow the Company to apply retroactively the “long-haul” method, although the hedges would have qualified for long-haul hedge accounting treatment if they had been documented that way at their inception.

In addition, during the course of its review, the Company has identified, and may continue to identify, additional accounting errors.  Adjustments to correct these additional errors will be included in the Company’s restated financial position and results of operations.  Management can not at present assess the impact of these adjustments, if any, on the Company’s financial position and results of operations for the relevant periods.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bruce E. Stern	(212)	826-0100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, as a result of its incorrect application of SFAS 133 hedge accounting treatment to certain transactions, the Company will reverse the periodic changes in fair value of those hedged items that had previously been recognized in earnings.  As a result, there will be earnings volatility in the restated financial statements and results of operations, including the quarter ended September 30, 2004, as well as in the financial statements and results of operations for the quarter ended September 30, 2005.  The Company’s current estimate of the initial impact of the restatement is that it will result in an increase in net income for the three month period ended September 30, 2004 from $91.8 million to approximately $120 million, and that it willresult in an increase in net income for the nine month period ended September 30, 2004 from $259.1 million to net income in the range of approximately $275 million to $280 million.  The Company presently estimates that net income for the three month period ended September 30, 2005 will be in the range of $70 million to $75 million; absent the restatement, the net income for the period would have been in the range of $110 to $115 million.  The Company’s current estimate is  that net income for the nine month period ended September 30, 2005 will be in the range of $265 million to $270 million, and that, absent the restatement, the net income for the period would have been $2 million to $5 million higher.

These earnings movements are expected to sum to zero over the life of the hedges in so far as the Company holds to maturity the hedging derivatives.  These restatement adjustments do not result in any changes in the Company’s liquidity or significant changes to its overall financial condition, despite the increase in inter-period volatility of earnings.

During the course of its review, the Company has identified additional errors, including errors under SFAS 133 with respect to other aspects of swaps and other derivative instruments, and it may identify new issues before the review is completed.  Adjustments to correct these additional errors will be included in the Company’s restated financial position and results of operations.

FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2005	By	/s/ Bruce E. Stern
		Name:	Bruce E. Stern
		Title:	General Counsel and Managing Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).